UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X]	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ]	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended September 30, 2020

Worthy Peer Capital II, Inc.

(Exact name of issuer as specified in its charter)

Florida	84-3587018
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Boca Commerce Center 551 NW 77 Street Suite 212 Boca Raton, FL	33487
(Full mailing address of principal executive offices)	(Zip Code)

(561) 288-8467

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should read thoroughly this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

Worthy Peer Capital II, Inc., a Delaware corporation (“we,” “us,” “our” or the “Company”) was incorporated under the laws of the State of Florida on October 28, 2019. We are a wholly owned subsidiary of Worthy Financial, Inc., a Delaware corporation (“WFI”). On October 28, 2019, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 paid by WFI. WFI is the sole shareholder of the Company’s common stock. WFI was organized in 2016 to create a “Worthy Community” in an effort to help intended members achieve financial wellness and to develop the “Worthy Fintech Platform.” Our wholly owned subsidiary Worthy Lending II, LLC, a Delaware limited liability company (“Worthy Lending II”), through which we operate our business, was formed on October 28, 2019 under the laws of the State of Delaware.

Our principal address is One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, FL, 33487. Our phone number is (561) 288-8467. Our websites are located at www.worthybonds.com and www.worthylending.com. The information which appears on, is contained or is accessible through our websites is not a part of, and is not incorporated by reference, into this Semi-Annual Report on Form 1-SA.

Our business model is centered around providing loans for small businesses through participations and directly, including (i) loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment; and (ii) purchase order financing. To a lesser extent we may also provide (i) secured loans to other borrowers; (ii) acquire equity interests in real estate; (iii) make fixed income and/or equity investments; and (iv) provide factoring financing and other types of loans, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

2

Commencing in March of 2020, the Company, through its wholly owned subsidiary Worthy Lending II, began loaning funds we raised in our public offering pursuant to Regulation A (the “Offering”) through participations and directly to borrowers. Through September 30, 2020, we have continued to deploy that capital through additional loan and financing arrangements for small businesses which are described in the notes to the consolidated financial statements appearing elsewhere in this Semi-Annual Report.

We have been successful in raising funds in our Offering. In an effort to deploy the capital we are raising more efficiently, we have continued to expand our network of participants and brokers which we believe, are or will be an important source of potential new loan business. We may also pursue the acquisition of existing asset based loan portfolios, and have continued to build our corporate infrastructure to support our expected growth, including an expansion of our underwriting department and adding personnel to our finance department.

Recent Developments

On March 17, 2020, we began the Offering of $50 million aggregate principal of Worthy II Bonds (the “Worthy II Bonds”) under our qualified Offering Statement (File No. 024-11150). On October 1, 2020, we completed the Offering. From March 17, 2020 through October 1, 2020, we sold approximately $50 million aggregate principal amount of Worthy II Bonds to 17,823 investors.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a global pandemic which continues to spread throughout the U.S. and the globe. In addition to the devastating effects on human life, the pandemic is having a negative ripple effect on the global economy, leading to disruptions and volatility in the global financial markets. Most U.S. states and many countries have issued policies intended to stop or slow the further spread of the disease such as issuing temporary executive orders that, among other stipulations, effectively prohibit in-person work activities for most industries and businesses, having the effect of suspending or severely curtailing operations. COVID-19 and the U.S’s response to the pandemic are significantly affecting the economy. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. The extent of the ultimate impact of the pandemic on the Company’s operational and financial performance will depend on various developments, including the duration and spread of the outbreak, which cannot be reasonably predicted at this time. Many of our small business customers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. During the second quarter of 2020, the COVID-19 pandemic continued to negatively impact many of our small business customers. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

Going Concern

The accompanying consolidated financial statements included in this Semi-Annual Report have been prepared assuming that we will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $1,505,351 and $843,080, respectively, for the six months ended September 30, 2020. On September 30, 2020 we had a shareholder’s deficit and accumulated deficit of $1,501,740 and $1,611,740, respectively, and total liabilities exceeded total assets by $1,501,740. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this Semi-Annual Report.

During 2020, the Company began and continues to incur losses. In response to the losses incurred, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $15,900,000 on September 30, 2020. This cash was obtained through the sale of our Worthy II Bonds and through interest, dividends and fees earned on our loans and investments.

3

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Operating Results

Commencing in March of 2020, the Company, through its wholly owned subsidiary Worthy Lending II, began loaning funds through participations and directly to borrowers. During the six months ended September 30, 2020, the Company, through its wholly owned subsidiary Worthy Lending II, continued loaning funds through participations and directly to borrowers. The beginning balance of our loan loss reserve on April 1, 2020 was $0, the current period provision for expected losses is $333,000, the ending balance on September 30, 2020 was $333,000.

During the six months ended September 30, 2020, the Company sold approximately $48,124,000 of Worthy II Bonds. The Worthy II Bonds have a three year term, renewable at the option of the bond holder, accrue interest at 5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and are subject to a call by the Company at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company had approximately $460,000 of accrued interest related to these outstanding bonds on September 30, 2020. During the six months ended September 30, 2020, approximately $8,200,000 of bonds, principal and interest were redeemed. In addition, $89,970 of bonds were issued for marketing services. The bond liabilities balance on September 30, 2020 was approximately $39,940,000 net of redemptions.

During the six months ended September 30, 2020, our revenues included revenues from interest and dividend income, as well as loan fees. Loan fees are charged to the borrowers during loan originations and also include monthly collateral management fees. Interest income represents interest we earn on loans, investments and cash on deposit. The loan fees are offset against loan costs and then deferred to be recognized as non-interest income over the term of the loan. For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees, which include collateral management fees are reflected as non-interest income in our consolidated statements of operations. Loan fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan. During the six months ended September 30, 2020, our revenues primarily were limited to interest income and to a lesser extent loan fees, interest and dividends.

Total Interest and dividend income for the six month period ended September 30, 2020 was $632,249. On September 30, 2020, our loans receivable held for investments, net balance and mortgage loans held for investment were $18,252,379.

Total Interest expense for the six months ended September 30, 2020 was $507,962.

Non-Interest income for the six months ended September 30, 2020 totaled $1,251 and consisted of loan fees of $1,251.

Included in other expenses is general and administrative expense, provision for loan losses and net unrealized losses on marketable securities. Our general and administrative expenses for the six months ended September 30, 2020 were approximately $1,224,000, which consisted of legal and professional services of approximately $63,000, advertising and marketing expenses of approximately $226,000, technology fee expense of approximately $34,000 paid to our parent company and salary and related costs of approximately $720,000. For the six months ended September 30, 2020 our net unrealized (losses) gains on marketable securities net of (losses) gains was $73,647. Going forward we expect our general and administrative expenses to continue to increase as a result of the continued expansion of our operations. However, we are unable at this time to quantify these expected increases.

4

Until such time as we begin generating significant revenues, we expect to continue to report net losses.

Liquidity and capital resources

The Company generated net losses and had cash used in operations of approximately $1,505,000 and $843,000, respectively, for the six months ended September 30, 2020. In September, 2020 we had a shareholder’s deficit and accumulated deficit of approximately $1,502,000 and $1,612,000, respectively, and total liabilities exceeded total assets by approximately $1,502,000.

During 2020, the Company began and continues to incur losses.

We are dependent on advances from WFI to provide capital in excess of loan and investment income to fund our operations. WFI is not obligated to provide advances to us and there are no assurances that we will be successful in raising funds from other sources. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

In January and March of 2020, WFI contributed a total of $45,000 of additional capital to the Company. In April of 2020, WFI contributed an additional $60,000.

Summary of cash flows

Six Months Ended September 30, 2020
Net cash (used in) operating activities	$(843,000)
Net cash (used) in investing activities	$(22,976,428)
Net cash provided by financing activities	$38,525,721

For the six months ended September 30, 2020 net cash used in operating activities was approximately $843,000. Net cash used in operating activities was used primarily to fund our losses and increase in interest receivable offset by an increase in the provision for loan losses and increase in bond accrued interest. Net cash used in investing activities in the six months ended September 30, 2020 represent loans made together with the purchase of investment securities, offset by the principal paydowns of loans receivable held for investment. Net cash used in financing activities for the six months ended September 30, 2020 primarily represented proceeds from the sale of Worthy II Bonds less redemptions.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of September 30, 2020.

Income Taxes

Worthy II Bonds will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investor’s tax situations will likely vary greatly and all tax and accounting questions should be directed towards a certified public accountant.

5

As of September 30, 2020 we had no federal and state income tax expense, and we are included in our parent company’s consolidated tax return.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

We generate revenue primarily through interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees and collateral management fees are reflected as non-interest income in our statements of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Marketable Securities

On January 1, 2018 the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from marketable equity securities to be recognized in operations.

Marketable securities consist of various fixed income and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The Company classifies its marketable securities as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. The Company classifies marketable securities available to fund current operations as assets on its consolidated balance sheet. Marketable securities are recorded at fair value, with unrealized gains and losses included as a component of other income and expenses in the statement of operations. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis. There were no realized gains or losses on marketable securities for the six months ended September 30, 2020 or 2019.

6

The Company reviews marketable securities for other-than-temporary impairment whenever the fair value of a marketable security is less than the amortized cost and evidence indicates that a marketable security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the marketable security, or if it is more likely than not that the Company will be required to sell the marketable security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Loan Origination Fees and Cost

Loan Origination Fees are charged to direct borrowers during loan originations. These fees are offset against loan costs and then deferred to be recognized as non-interest income over the term of the loan. Direct loan origination costs include but are not limited to costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation and employees’ compensation directly related to the loan.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Item 2. Other Information.

None.

7

Item 3. Financial Statements.

F-1

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Balance Sheets

Unaudited

	September 30, 2020	March 31, 2020

ASSETS
Current Assets
Cash	$15,898,640	$1,192,427
Loans receivable held for investment, net of $333,000 and $0 reserve	15,546,379	150,000
Investments - Marketable securities	4,467,402	-
Mortgages loans held for investment	2,706,000	-
Due from affiliate	42,421	-
Interest receivable	271,806	375
TOTAL ASSETS	$38,932,648	$1,342,802

LIABILITIES AND SHAREHOLDER’S DEFICIT

Current Liabilities
Bond liabilities, net	$39,942,247	$1,298,257
Accounts payable	28,211	35,560
Accrued expenses	342	10,959
Deferred revenue	5,994	7,466
Accrued interest	457,594	1,071
Due to affiliate	-	45,878
Total Liabilities	40,434,388	1,399,191

Commitments and contingencies (note 10)	-	-

Shareholder’s Deficit
Common Stock, par value $0.001, and 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	110,000	50,000
Accumulated deficit	(1,611,740)	(106,389)
Total Shareholder’s Deficit	(1,501,740)	(56,389)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$38,932,648	$1,342,802

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Statements of Operations

Unaudited

For the Six Months Ended September 30, 2020
Interest Income
Interest on investments and cash	$611,918
Dividend income	20,331
Total interest income	632,249

Interest expense
Interest expense on short term bonds	507,962
Total interest expense	507,962

Net interest income	124,287

Non-Interest Income
Loan fees	1,251
Total non-interest income	1,251

Other expenses
General and administrative expenses	1,224,242
Provision for loan losses	333,000
Unrealized losses on marketable securities, net of gains	73,647
Total other expenses	1,630,889

Loss Before Income Taxes	(1,505,351)

Less Provision for Income Taxes	-

Net Loss	$(1,505,351)

Net loss per common share	$(15,053.51)
Weighted average number of shares outstanding	100

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholder’s Deficit

For the Six Months Ended September 30, 2020

Unaudited

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Deficit	Total

Balance at October 28, 2019 (Inception)	-	$-	$-	$-	$-

Common shares issued for cash	100	-	5,000	-	5,000

Capital contributions from parent	-	-	45,000	-	45,000

Net loss	-	-	-	(106,389)	(106,389)

Balance at March 31, 2020	100	$-	$50,000	$(106,389)	$(56,389)

Capital contributions from parent	-	-	60,000	-	60,000

Net loss	-	-	-	(1,505,351)	(1,505,351)

Balance at September 30, 2020	100	-	110,000	(1,611,740)	(1,501,740)

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Unaudited

For the Six Months Ended September 30, 2020

Cash flows from operating activities:
Net loss	$(1,505,351)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Provision for loan loss	333,000
Unrealized losses on marketable securities, net	73,647
Bonds issued for marketing service	89,970
Changes in working capital items:
Interest receivable	(271,431)
Deferred revenue	(1,472)
Accrued interest	456,523
Accrued expenses	(10,617)
Accounts payable	(7,349)

Net cash used in operating activities	(843,080)

Cash flows from investing activities:
Purchase of marketable securities	(4,541,049)
Purchase of mortgage loans held for investment	(2,706,000)
Principal paydowns of loans receivable held for investment	2,524,148
Purchase of loans receivable held for investment	(18,253,527)

Net cash used in investing activities	(22,976,428)

Cash flows from financing activities:
Proceeds from bonds	46,724,124
Redemption of bonds	(8,170,103)
Common shares issued for cash and capital contributions	60,000
Advances/(Payments) to/from affiliate	(88,299)

Net cash provided by financing activities	38,525,721

Net change in cash	14,706,213

Cash at beginning of period	1,192,427

Cash at end of period	$15,898,640

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	-
Cash paid for taxes	-

Supplemental Non-Cash Investing and Financing Information	-

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-5

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the Six Months Ended September 30, 2020

(Unaudited)

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Peer Capital II, Inc., a Florida corporation, (the “Company,” “WPC,” “we,” or “us”) was founded in October of 2019. Also, in October 2019, the Company organized Worthy Lending II, LLC, a Delaware limited liability company, (“WL”) as a wholly owned subsidiary of Worthy Peer Capital II, Inc. Through our wholly owned subsidiary WL we loan or participate in secured loans, primarily to small business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $1,500,000 and $843,000, respectively, for the six months ended September 30,2020. At September 30, 2020 we had a shareholder’s deficit and accumulated deficit of approximately $1,500,000 and $1,600,000, respectively, and total liabilities exceeded total assets by approximately $1,500,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of these financial statements.

During 2020, the Company began to incur losses, however, the Company has filed and qualified a Form 1-A Regulation A Offering Statement which allowed the Company to sell its Worthy Bonds, which the offering was completed on October 1, 2020. The Company is investing the proceeds from the bonds and hopes to attain profitability during the fourth quarter of the Company’s March 31, 2021 fiscal year end. In response to the losses incurred in 2020, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $15,900,000 at September 30, 2020. This cash was obtained through the sale of our Worthy Bonds.

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

F-6

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the Six Months Ended September 30, 2020

(Unaudited)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of the Company included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited financial statements do not include all of the information and footnotes required by US Generally Accepted Accounting Principles (“GAAP”) for complete financial statements. The unaudited consolidated financial statements should be read in conjunction with the annual financial statements and notes for the period ended March 31, 2020. The balance sheet at March 31, 2020 contained herein was derived from audited financial statements, but does not include all disclosures included in the annual consolidated financial statements for the Company, and applicable under accounting principles generally accepted in the United States of America. Certain information and footnote disclosures normally included in our annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, but not required for interim reporting purposes, have been omitted or condensed.

In the opinion of management, all adjustments (consisting of normal recurring items) necessary for a fair presentation of the unaudited financial statements as of September 30, 2020, and the results of operations and cash flows for the six months ended September 30, 2020 have been made. The results of operations for the six months ended September 30, 2020 are not necessarily indicative of the results to be expected for a full year.

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly-owned subsidiary, Worthy Lending II, LLC.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents at March 31, 2020.

F-7

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the Six Months Ended September 30, 2020

(Unaudited)

COVID-19 Pandemic Impact

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus known as COVID-19 as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including, but not limited to, shelter-in-place orders, quarantines, significant restrictions on travel, as well as restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic impacts of the pandemic has introduced significant volatility in the financial markets. Many of our small business customers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. The COVID-19 pandemic continues to negatively impact many of our small business customers. We have included the COVID-19 impacts as part of our calculation of the allowance for credit losses. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, loans receivable, interest receivable, account payable, accrued expenses, accrued interest, due to affiliate and bond liabilities. The carrying amount of these financial instruments approximates fair value due to the short term nature of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

F-8

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the Six Months Ended September 30, 2020

(Unaudited)

Marketable Securities

On January 1, 2018, the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from marketable equity securities to be recognized in operations.

Marketable securities consist of various fixed income and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The Company classifies its marketable securities as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. The Company classifies marketable securities available to fund current operations as assets on its consolidated balance sheet. Marketable securities are recorded at fair value, with unrealized gains and losses included as a component of other income and expenses in the statement of operations. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis.

The Company reviews marketable securities for other-than-temporary impairment whenever the fair value of a marketable security is less than the amortized cost and evidence indicates that a marketable security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the marketable security, or if it is more likely than not that the Company will be required to sell the marketable security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Cost Method of Accounting for Investments

Investments in equity securities that do not have readily determinable fair values and do not qualify for consolidation or the equity method are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company’s proportionate share of accumulated earnings are applied as a reduction of the cost of the investment. Other than temporary impairments to fair value are charged against current period income. Any of our investments in privately held entities are primarily accounted for under the cost method.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. Loans held for investment also include term loans with an original issue discount. A debt instrument generally has OID when the instrument is issued for a price less than its stated redemption price at maturity. The original issue discount is the difference between the stated redemption price at maturity and the issue price, and is amortized over the life of the security, recognizing a portion of the discount monthly as interest income. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Included in loans held for investment are loans that we participate in with other asset based lenders. Also included in loans held for investment is the netting of a borrower loan balance when we participate out a portion of a loan receivable, as the participant becomes responsible for the portion of the balance that they agree to participant in.

F-9

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the Six Months Ended September 30, 2020

(Unaudited)

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate, and is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 9.5% and 10.5% and are serviced by an outside, unrelated third party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Loan Origination Fees and Cost

Loan Fees are charged to the borrowers during loan originations. These fees are offset against loan costs and then deferred to be recognized as non-interest income over the term of the loan. Direct loan origination costs include but are not limited to costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation and employees’ compensation directly related to the loan.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company places a loan receivable on non-accrual status when management believes collectability is not probable. If the Company receives a principal or interest payment on a loan receivable that is on non-accrual status, we will recognize interest income on that payment and we will immediately resume accrual of interest.

F-10

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the Six Months Ended September 30, 2020

(Unaudited)

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees and collateral management fees are reflected as non-interest income in our statement of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

Allocation of expenses Incurred by Affiliate on Behalf of the Company

During fiscal year 2020, costs incurred by our affiliate have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations for fiscal 2020 include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

F-11

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the Six Months Ended September 30, 2020

(Unaudited)

The Company is included with its parent company (Worthy Financial Inc.) consolidated tax return. The parent company consolidated tax returns for the years 2017, 2018 & 2019 remain open for audit by the IRS.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net income (loss) by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at September 30, 2020.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheet as marketable securities held at fair value. Fair value includes gross unrealized gains, gross unrealized losses, accrued interest, and amortized cost. The Company typically invests in a portfolio of private market real estate investments with the primary objective to earn diversified risk-adjusted returns while the corporate bonds, certificates of deposit, asset backed securities, and U.S. treasury securities are intended to mitigate risk and minimize potential risk of principal loss. The Company’s investment policy limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

The eREITs are public, non-traded REITs that invest in small-cap commercial real estate projects. The Company owns shares in the limited liability companies that hold the real estate projects, and the investments target different mandates including, growth, income, and geographic strategies. The Company also through another company platform fractionally invests in loans that are collateralized and secured by the underlying real estate asset with a first lien position. The REIT investment is in a multi-housing income REIT, formed to originate, invest in, and manage a diversified portfolio primarily consisting of investments in multi-housing within the continental U.S. in the areas of student housing, multi-housing, conventional apartments, and senior living (both existing and new development projects). The Company owns public preferred stock, which pay annual dividends. Investment distributions are accounted for as dividend income. There were no marketable securities that had been in an unrealized loss position for more than 12 months as of September 30, 2020 or March 31, 2020. During the six months ended September 30, 2020, the Company had unrealized losses net of gains of $73,647.

F-12

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the Six Months Ended September 30, 2020

(Unaudited)

The following is a breakdown of the marketable securities as of September 30, 2020.

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Public Preferred Stock	$542,839	$15,140	$557,979	12.49%
Asset Backed Securities and Corporate Bonds	$3,847,692	$(88,787)	$3,758,905	84.14%
Mutual Funds	$150,518	$-	$150,518	3.37%
Total Investments - Marketable Securities	$4,541,049	$(73,647)	$4,467,402	100%

NOTE 6. LOANS RECEIVABLE

Commencing in March of 2020, the Company, through its wholly owned subsidiary WL, began loaning funds directly to borrowers and through participation agreements with other lenders under loan agreements, with small business borrowers based in the United States. The gross balance due the Company at September 30, 2020 and March 31, 2020 is $15,879,379 and $150,000, respectively. The loan receivable balance net of the loan loss reserve at September 30, 2020 and March 31, 2020 is $15,546,379 and $150,000. The loans pay interest at varying rates ranging from 0.62% per month to 1.5% per month and the direct loans generally charge collateral management fees at 0.5% per month. The loan agreements have customary loan origination fees, which have been netted against our loan costs with the net amount recorded as deferred revenue to be recognized as non-interest income over the term of the loan. One of the loans has an annual facility fee, which is being amortized into income over one year. The term of the loans ranges from 30 days to three years, with no prepayment penalty and generally pay interest only in year one, then begin paying interest and principal in later years. The loans are secured by the assets of the borrowers. These investments were funded by our bond sales. The loan loss reserve was $333,000 at September 30, 2020 and 0 at March 31, 2020.

The beginning balance of our loan loss reserve at March 31, 2020 was 0, the current period provision for expected losses is $333,000, the ending balance at September 30, 2020 is $333,000.

At September 30, 2020 and March 31, 2020, the Company had no loans designated as non-performing.

NOTE 7. MORTGAGES LOANS HELD FOR INVESTMENT

The Company is invested in 12 loans for a total of $2,706,000, each loan is secured by a mortgage in the real estate, and is located in the state of Florida. Each loan has a maturity date of 2 years and matures on various dates ranging between June of 2022 and October of 2022. These loans pay interest at rates between 9.5% and 10.5% and is serviced by an outside, unrelated third party. There were no mortgage loans past due or on non-accrual status as of September 30, 2020.

NOTE 8. BOND LIABILITIES

On March 17, 2020, our Regulation A+ Registration Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

F-13

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the Six Months Ended September 30, 2020

(Unaudited)

During the six months ended September 30, 2020, the Company sold $46,724,124 of Worthy Bonds. The Bonds have a three year term, but are immediately redeemable, renewable at the option of the bond holder, accrue interest at 5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and are subject to a call by the Company at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company had $457,594 of accrued interest related to these outstanding bonds at September 30, 2020. During the six months ended September 30, 2020, $8,170,103 of bonds, principal and interest were redeemed. In addition, the Company issued $89,970 worth of bonds in payment of marketing services. The Bond liabilities balance at September 30, 2020 was $39,942,247.

NOTE 9. DUE TO AFFILIATE

On March 5, 2020 we entered into a Management Services Agreement with Worthy Management, an affiliate, which is deemed operative beginning on January 1, 2020. Worthy Management was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. Prior to this operational restructure, our executive officers and other administrative personnel were employed by either WFI or by our sister company Worthy Peer I. As a result, once the operational restructure was complete effective January 1, 2020, our executive officers and the other personnel which provide services to us are all employed by Worthy Management. These personnel also provide services to WFI and Worthy Peer I, including its subsidiary.

The initial term of the Management Services Agreement will continue until December 31, 2024 and will automatically renew for successive one-year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

The balance due of $42,421 at September 30, 2020, is due on demand, unsecured and interest free.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are intended to be Qualified under Regulation A+. The distribution of the Worthy Bonds will be subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

NOTE 11. EQUITY

The Company has authorized 100 shares of common stock.

F-14

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the Six Months Ended September 30, 2020

(Unaudited)

On October 28, 2019, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 paid by WFI. In January and March of 2020, WFI contributed a total of $45,000 as additional paid-in capital. WFI is the sole shareholder of the Company’s common stock.

During the six months ended September 30, 2020, WFI contributed $60,000 as additional paid-in capital.

NOTE 12. RELATED PARTIES

The Company has $42,421 of amounts due from an affiliate company for shared services of approximately $907,000 and advances to the affiliate of $950,000, (See note 9). These amounts due are for shared administrative and marketing expenses. For the six months ended September 30, 2020 the Company incurred $907,000 of shared services expense. The Company has also received capital contributions from its parent company, (See note 11).

In March of 2020, the Company entered into a loan receivable agreement with a small business of which the Chief Financial Officer of the Company is a minority shareholder and a secured guarantor. The loan commitment is up to $550,000, to date the Company has loaned $508,000. The loan receivable pays interest at 18% per annum and has a 3 year term. The Company also received a 17.5% equity interest in the small business as a condition of the loan commitment. This was accounted for as a cost method investment with a zero cost basis. Subsequent to September 30, 2020, in November of 2020, Worthy received $25,000 for the buyback of the 17.5% equity interest. As part of the buyback agreement Worthy obtained a 5 year, 5% interest in the net available operating cash flow of this company.

NOTE 13. CONCENTRATIONS

The loans receivable net balance of $15,546,379 is due from 15 small business borrowers, 2 borrowers’ balance each represents approximately 11% of the total balance, 1 borrower’s balance due is approximately 10% of the total balance, while 2 others each represent approximately 15% of the total balance due.

The mortgage loans held for investment balance of $2,706,000 are due from 12 borrowers, 1 borrower’s balance due is approximately 18% of the total balance, another borrower’s balance due is approximately 10% of the total balance, while 2 others each represent approximately 11% of the total balance due.

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at September 30, 2020 and March 31, 2020. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At September 30, 2020 and March 31, 2020, the aggregate balances were in excess of the insurance and therefore, pose some risk since they are not collateralized. The Company has historically not experienced any losses on its cash and cash equivalents and investments in relation to FDIC and SIPC insurance limits.

NOTE 14. SUBSEQUENT EVENTS

The Company stopped offering Worthy Bonds on October 1, 2020, but received proceeds of approximately $1,875,000 subsequent to September 30, 2020, through October 6, 2020. Bond redemptions were approximately $2,513,000 subsequent to September 30, 2020, through November 3, 2020. These sales have been recorded as an increase in cash and an increase in a corresponding liability and the bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

The Company has evaluated these consolidated financial statements for subsequent events through November 3, 2020, the date these consolidated financial statements were available to be issued. Management is not aware of any events that have occurred subsequent to the consolidated balance sheet date, other than those described above that would require adjustment to, or disclosure in the consolidated financial statements.

F-15

Item 4. Exhibits.

Exhibit No.	Exhibit Description
2.1	Articles of Incorporation. (Incorporated by reference to Exhibit 2.1 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).
2.2	Bylaws. (Incorporated by reference to Exhibit 2.2 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).
3.1	Form of Worthy II Bond. (Incorporated by reference to Exhibit 3.1 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).
4.1	Form of Worthy II Bond Investor Agreement. (Incorporated by reference to Exhibit 4.1 of Amendment No. 2 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 12, 2020).
4.2	Form of Worthy II Bond Auto-Invest Program information. (Incorporated by reference to Exhibit 4.2 of Amendment No. 2 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 12, 2020).
6.1	Amended and Restated Management Services Agreement dated March 5, 2020, by and between Worthy Management, Inc. and Worthy Peer Capital II, Inc. (Incorporated by reference to Exhibit 6.1 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).

8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: November 9, 2020	Worthy Peer Capital II, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: November 9, 2020	/s/ Sally Outlaw
Sally Outlaw
Director, Chief Executive Officer, principal executive officer

Dated: November 9, 2020	/s/ Alan Jacobs
Alan Jacobs
Director, Executive Vice President and Chief Operating Officer

Dated: November 9, 2020	/s/ Joseph D’Arelli
Joseph D’Arelli
Senior Vice President and Chief Financial officer; principal financial and accounting officer

9